Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2023 FIRST QUARTER REPORT

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IMPORTANT NOTICE

•

The Company’s Board of Directors, the Board of Supervisors, its Directors, Supervisors and Senior Management warrant that the information in the 2023 first quarter report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and accept legal responsibility.

•	The financial data for the 2023 first quarter report of the Company have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited.

•

Mr. Bai Tao, Chairman of the Board of the Company, Mr. Li Mingguang, Vice President and Chief Actuary, and Ms. Hu Jin, Person in Charge of Finance and Head of the Financial Department, confirm that the financial statements in the 2023 first quarter report are true, accurate and complete.

Commission File Number 001-31914

1.	MAJOR FINANCIAL DATA

1.1	Major Accounting Data and Financial Indicators

				Currency: RMB
Items	As at 31 March 2023	As at 31 December 2022		Increase/(decrease) compared to 31 December 2022
Total assets (million)	5,462,586		5,251,984	4.0%
Equity attributable to equity holders of the Company (million)	460,964		436,169	5.7%
				Increase/(decrease) compared to the corresponding period of 2022
		For the corresponding period of 2022[1]
Items	For the Reporting Period	After restatement	Before restatement	After restatement
Operating income (million)	368,385	343,778	343,777	7.2%
Net profit attributable to equity holders of the Company (million)	17,885	15,152	15,178	18.0%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	17,922	15,180	15,206	18.1%
Net cash flows from operating activities (million)	172,252	174,372	174,337	-1.2%
Earnings per share (basic and diluted)[2] (RMB per share)	0.63	0.54	0.54	18.0%
Weighted average ROE (%)	3.99	3.21	3.22	An increase of 0.78 percentage point

Notes:

1.	The financial data for the first quarter of 2022 in this report have been restated due to a business combination under common control in 2022.

2.	In calculating the percentage change of “Earnings per share (basic and diluted)”, the tail differences of the basic figures have been taken into account.

Commission File Number 001-31914

1.2	Non-recurring Items and Amounts

RMB million
Non-recurring items	For the Reporting Period
Gains/(losses) on disposal of non-current assets	10
Government subsidies recognized in current gains/(losses)	36
Net non-operating income and expenses other than those mentioned above	(83)
Effect of income tax	9
Attributable to non-controlling interests	(9)
Total	(37)

Note:

The Company is an insurance company and investment (application of insurance fund) is one of its major businesses. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

Commission File Number 001-31914

2.	INFORMATION ON SHAREHOLDERS

Total Number of Ordinary Share Shareholders and the Particulars of Top Ten Shareholders as at the End of the Reporting Period

Total number of shareholders as at the end of the Reporting Period	Number of A Share shareholders: 98,119
	Number of H Share shareholders: 24,802
Particulars of top ten shareholders of the Company				Unit: Share
Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	–	–
HKSCC Nominees Limited	Overseas legal person	25.92%	7,326,178,033	–	–
China Securities Finance Corporation Limited	State-owned legal person	2.51%	708,240,246	–	–
Central Huijin Asset Management Limited	State-owned legal person	0.41%	117,165,585	–	–
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.15%	41,770,495	–	–
Guosen Securities Co., Ltd. – Founder Fubon CSI Insurance Theme Index Security Investment Fund	Other	0.07%	18,647,011	–	–
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.05%	13,108,803	–	–
China International Television Corporation	State-owned legal person	0.04%	10,000,000	–	–
National Social Security Fund Portfolio 114	Other	0.03%	9,379,228	–	–
China National Nuclear Corporation Capital Holdings Co., Ltd.	State-owned legal person	0.03%	8,950,800	–	–

Notes:

1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.

The Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

Commission File Number 001-31914

3.	QUARTERLY BUSINESS OVERVIEW

Since 2023, China’s economic growth has shown a steady recovery, and the economic recovery is currently at a crucial stage, but the foundation for which is not yet solid. During the Reporting Period, the Company pursued high-quality development, prioritized business value growth, and achieved a steady performance with sound momentum, maintaining a solidified market leading position in the industry. Firstly, the Company spared no efforts to promote the rapid growth of its new business, and the new business value realised positive growth. The Company upheld the guideline of business development as the first priority, achieving revenues from insurance businesses1 of RMB327,221 million, an increase of 3.9% year on year. All indicators in relation to new business recorded positive growth. Premiums from new policies amounted to RMB117,669 million, an increase of 16.6% year on year. The value of new business for the first quarter of 2023 increased by 7.7% year on year, which recovered positive growth from the negative. First-year regular premiums reached a historical high at RMB71,478 million, a year-on-year increase of 9.4%. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB20,082 million, an increase of 5.1% year on year, and its proportion in the first-year regular premiums was 28.10%. Renewal premiums amounted to RMB209,552 million, a decrease of 2.1% year on year. Short-term insurance premiums amounted to RMB34,980 million, an increase of 0.7% year on year. The surrender rate2 was 0.40%, an increase of 0.12 percentage point year on year. Secondly, its sales force was gradually stabilized with enhanced quality, regaining vitality steadily. Focused on the implementation of the “Sales Channel Strengthening Program”, the Company continued to drive insurance business development through productive agents, reinforced agent recruitment and development, and consolidated the foundation for its development, so as to push forward the transformation of the sales team to be more specialized and professional. As at the end of the Reporting Period, the Company’s total sales force was 0.722 million, of which, the number of agents of the individual agent business sector was 0.662 million, generally stable as compared to the previous quarter, showing a prominent sign of stabilization in the scale of its sales team. In the meantime, the quality of the sales team continued to improve, with the monthly average first-year regular premiums per agent increasing by 28.8% year on year. Thirdly, the Company adhered to the asset-liability interaction, realising a year-on-year increase in investment income.

[1]	Revenues from insurance businesses is consistent with Premium Income in the attached consolidated income statement.
[2]	Surrender Rate = Surrender payment/(Opening balance of life insurance reserves and long-term health insurance reserves + Premiums from life insurance and long-term health insurance)

Commission File Number 001-31914

The Company accelerated its allocation to bonds by taking advantage of the opportunities brought about by interest rate hikes in phases to mitigate its pressure in asset allocation. It also closely followed up changes in equity market and realised spread income by seizing appropriate opportunities, with the aim to enhance its investment yield. In the first quarter of 2023, the Company achieved gross investment income3 of RMB52,932 million, an increase of 18.8% year on year. The annualized gross investment yield4 reached 4.21%, a year-on-year increase of 33 basis points. The net investment income5 was RMB45,576 million, and the annualized net investment yield6 was 3.62%.

As at the end of the Reporting Period, the Company’s total assets and investment assets were RMB5,462,586 million and RMB5,243,830 million, respectively. In the first quarter of 2023, due to the impact of the change in investment income and the update of discount rate assumption of reserves of the Company’s traditional insurance contracts, net profit attributable to equity holders of the Company was RMB17,885 million, an increase of 18.0% year on year. As at the end of the Reporting Period, the Company’s capital was adequate and the core and comprehensive solvency ratios of the Company were 147.53% and 210.19%, respectively, the increase of 3.94 percentage points and 3.41 percentage points from the end of the fourth quarter of 2022, respectively, which continued to remain at relatively high levels.

The Company will stick to the guideline of making progress while maintaining stability, firmly implement the business strategy of “achieving stable growth, prioritizing business value, optimizing business structure, strengthening sales force, promoting reforms and guarding against risks”, vigorously carry out reforms and innovation in great depth, further optimize its business operations and services, and consistently strengthen the protection of consumers’ rights and interests. It will accelerate the implementation of the “Eight Reform Programs”, and push forward the sales system reforms in greater depth. The Company will also speed up the innovation in the mechanism of products and services, and the implementation of the Healthcare and Aged-care Ecosystem Program, strengthen customer access and digital construction, and effectively enhance the risk prevention and control, with a view to creating a new landscape for its high-quality development.

[3]	Gross investment income = Net investment income + Net realised gains on investment assets + Fair value gains/losses – Impairment losses of investment assets
[4]

Gross investment yield = [(Gross investment income – Interest paid for financial assets sold under agreements to repurchase)/ ((Investment assets at the end of the previous year – Financial assets sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2)]/90×365

[5]

Net investment income mainly includes interest income, dividend and bonus from all types of financial assets, net income from investment properties, and income from investments in associates and joint ventures, etc.

[6]

Net investment yield = [(Net investment income – Interest paid for financial assets sold under agreements to repurchase)/ ((Investment assets at the end of the previous year – Financial assets sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2)]/90 ×365

Commission File Number 001-31914

4.	QUARTERLY FINANCIAL STATEMENTS

Balance sheet as at 31 March 2023 (unaudited)

		RMB million (Unless otherwise stated)
ASSETS	As at 31 March 2023 Group	As at 31 December 2022 Group	As at 31 March 2023 Company	As at 31 December 2022 Company

Assets
Cash fund	174,288	128,953	158,895	119,033
Financial assets at fair value through profit or loss	232,680	223,782	98,544	93,649
Securities purchased under agreements to resell	41,108	38,533	38,514	35,816
Interest receivables	51,484	52,309	47,953	49,833
Premiums receivables	54,760	19,697	54,760	19,697
Receivables from reinsurers	1,254	1,433	1,254	1,433
Unearned premium reserves receivable from reinsurers	807	774	807	774
Claim reserves receivable from reinsurers	696	736	696	736
Reserves for life insurance receivables from reinsurers	697	603	697	603
Reserves for long-term health insurance receivables from reinsurers	4,159	4,294	4,159	4,294
Other receivables	14,355	13,409	17,583	16,964
Loans	590,400	596,490	571,514	578,963
Term deposits	466,225	485,567	419,092	442,690
Available-for-sale financial assets	1,839,449	1,738,108	1,741,834	1,644,704
Held-to-maturity investments	1,617,635	1,574,204	1,615,313	1,571,892
Long-term equity investments	264,070	261,179	476,223	466,875
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	13,091	13,193	6,215	6,266
Constructions in progress	5,032	5,025	4,227	4,293
Fixed assets	48,439	49,052	44,528	45,088
Right-of-use assets	1,663	1,810	1,460	1,595
Intangible assets	8,443	8,532	7,338	7,406
Deferred tax assets	19,629	22,307	19,455	22,120
Other assets	5,662	5,654	5,281	5,410
Separate account assets	227	7	7	7

Total Assets	5,462,586	5,251,984	5,342,002	5,145,794

Bai Tao Legal Representative	Hu Jin Person in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Financial Department

Commission File Number 001-31914

Balance sheet as at 31 March 2023 (unaudited) (continued)

		RMB million (Unless otherwise stated)
LIABILITIES AND EQUITY	As at 31 March 2023 Group	As at 31 December 2022 Group	As at 31 March 2023 Company	As at 31 December 2022 Company

Liabilities
Short-term borrowings	18	—	—	—
Financial liabilities at fair value through profit or loss	4,946	3,344	—	—
Securities sold under agreements to repurchase	79,612	148,954	67,084	140,587
Premiums received in advance	3,135	50,830	3,135	50,830
Brokerage and commission payable	7,456	4,664	7,453	4,660
Reinsurance payable	1,001	998	1,001	998
Salary and welfare payable	11,437	12,075	9,934	10,758
Taxes payable	1,534	942	1,130	509
Claims payable	65,020	60,819	65,020	60,819
Policyholder dividends payable	99,275	96,682	99,275	96,682
Other payable	19,370	18,974	18,225	16,964
Policyholder deposits	423,766	374,742	423,766	374,742
Unearned premium reserves	32,073	13,108	32,073	13,108
Claim reserves	25,220	26,153	25,220	26,153
Reserves for life insurance	3,816,803	3,607,236	3,816,803	3,607,236
Reserves for long-term health insurance	240,855	233,663	240,855	233,663
Long-term borrowings	12,646	12,774	—	—
Bonds payable	34,997	34,997	34,997	34,997
Lease liabilities	1,459	1,569	1,256	1,342
Deferred tax liabilities	732	272	—	—
Other liabilities	110,728	104,060	29,642	29,921
Separate account liabilities	227	7	7	7

Total liabilities	4,992,310	4,806,863	4,876,876	4,703,976

Equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	53,585	53,554	52,435	52,410
Accumulated other comprehensive income	1,952	(4,927)	183	(6,103)
Surplus reserve	105,160	105,160	105,112	105,112
General reserve	52,452	52,429	51,341	51,341
Retained earnings	219,550	201,688	227,790	210,793

Attributable to equity holders of the Company	460,964	436,169

Non-controlling interests	9,312	8,952

Total equity	470,276	445,121	465,126	441,818

Total liabilities and equity	5,462,586	5,251,984	5,342,002	5,145,794

Bai Tao Legal Representative	Hu Jin Person in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Financial Department

Commission File Number 001-31914

Income statement for the first quarter of 2023 (unaudited)

	RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
ITEMS	2023 Group	2022 Group(i)	2023 Company	2022 Company

1 Operating income	368,385	343,778	365,535	343,469
Premiums earned	306,537	294,483	306,537	294,483
Premium income	327,221	315,011	327,221	315,011
Including: Reinsurance premium income	—	—	—	—
Less: Premiums ceded to reinsurers	(1,752)	(2,000)	(1,752)	(2,000)
Change in unearned premium reserves	(18,932)	(18,528)	(18,932)	(18,528)
Investment income	57,374	53,991	56,932	52,910
Including: Share of profit of associates and joint ventures	3,073	2,354	3,398	2,921
Other gains	96	62	61	55
Fair value gains/(losses)	2,212	(6,997)	986	(4,890)
Foreign exchange gains/(losses)	3	171	(77)	(28)
Other operating income	2,148	2,059	1,081	930
Gains/(losses) on disposal of assets	15	9	15	9

2 Operating expenses	(349,156)	(327,457)	(347,830)	(326,602)
Surrenders	(16,520)	(10,315)	(16,520)	(10,315)
Claims expense	(63,596)	(41,404)	(63,596)	(41,404)
Less: Claims recoverable from reinsurers	1,566	1,640	1,566	1,640
Increase in insurance contracts reserve	(215,826)	(229,548)	(215,826)	(229,548)
Less: Insurance reserves recoverable from reinsurers	(81)	93	(81)	93
Policyholder dividends resulting from participation in profits	(4,401)	(5,882)	(4,401)	(5,882)
Tax and surcharges	(227)	(234)	(185)	(200)
Underwriting and policy acquisition costs	(25,022)	(22,845)	(25,015)	(22,844)
Administrative expenses	(10,143)	(9,515)	(9,431)	(8,870)
Less: Expenses recoverable from reinsurers	24	70	24	70
Other operating expenses	(8,233)	(7,006)	(7,548)	(6,831)
Impairment losses	(6,697)	(2,511)	(6,817)	(2,511)

Bai Tao Legal Representative	Hu Jin Person in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Financial Department

Commission File Number 001-31914

Income statement for the first quarter of 2023 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
ITEMS	2023 Group	2022 Group(i)	2023 Company	2022 Company

3 Operating profit	19,229	16,321	17,705	16,867

Add: Non-operating income	12	14	10	13
Less: Non-operating expenses	(99)	(74)	(99)	(74)

4 Net profit before income tax	19,142	16,261	17,616	16,806

Less: Income tax expenses	(934)	(761)	(619)	(447)

5 Net profit	18,208	15,500	16,997	16,359

According to operating continuity:
– Net profit from continuing operations	18,208	15,500	16,997	16,359
According to ownership of the company:
– Equity holders of the Company	17,885	15,152
– Non-controlling interests	323	348

6 Earnings per share
Basic earnings per share	RMB0.63	RMB0.54
Diluted earnings per share	RMB0.63	RMB0.54

Bai Tao Legal Representative	Hu Jin Person in charge of Accounting Affairs	Li Mingguang Chief Actuary	Hu Jin Head of Financial Department

Commission File Number 001-31914

Income statement for the first quarter of 2023 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
	2023	2022	2023	2022
ITEMS	Group	Group(i)	Company	Company
7 Other Comprehensive income	6,916	(28,705)	6,286	(28,289)

Other comprehensive income attributable to equity holders of the Company (net of tax)	6,879	(28,566)
Other comprehensive income that may be reclassified to profit or loss	6,870	(28,353)	6,277	(28,076)
Fair value gains/(losses) on available-for-sale financial assets	12,295	(33,208)	11,619	(32,999)
Less: Amount transferred to net profit from other comprehensive income	(4,170)	(4,432)	(4,154)	(4,366)
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	(1,427)	9,768	(1,427)	9,768
Other comprehensive income that may be transferred to profit or loss under the equity method	253	(378)	253	(378)
Exchanges differences on translating foreign operations	(81)	(103)	(14)	(101)
Other comprehensive income that will not be reclassified to profit or loss	9	(213)	9	(213)
Other comprehensive income that may not be transferred to profit or loss under the equity method	9	(213)	9	(213)
Other comprehensive income attributable to non-controlling interests (net of tax)	37	(139)

8 Total Comprehensive income	25,124	(13,205)	23,283	(11,930)

– Attributable to equity holders of the Company	24,764	(13,414)
– Attributable to non-controlling interests	360	209

Bai Tao	Hu Jin	Li Mingguang	Hu Jin
Legal Representative	Person in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

Cash flow statement for the first quarter of 2023 (unaudited)

	RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
	2023	2022	2023	2022
ITEMS	Group	Group(i)	Company	Company
1 Cash flows from operating activities
Premiums received	244,002	235,040	244,002	235,040
Net cash received from reinsurance business	20	—	20	—
Net increase in policyholder deposits	44,925	12,960	44,925	12,960
Net cash received from financial assets at fair value through profit or loss	—	11,887	—	16,862
Cash received from other operating activities	2,826	3,311	1,160	1,498

Sub-total of cash inflows from operating activities	291,773	263,198	290,107	266,360

Cash paid for claims	(75,877)	(49,126)	(75,877)	(49,126)
Net cash paid for reinsurance business	—	(47)	—	(47)
Cash paid for brokerage and commission fees	(22,238)	(21,684)	(22,230)	(21,681)
Cash paid for policyholder dividends	(3,699)	(3,608)	(3,699)	(3,608)
Cash paid to and for employees	(6,166)	(6,505)	(5,855)	(5,894)
Cash paid for taxes and surcharges	(1,415)	(2,143)	(877)	(1,556)
Net cash paid for financial assets at fair value through profit or loss	(1,630)	—	(3,669)	—
Net cash paid for financial liabilities at fair value through profit or loss	(1,167)	(589)	—	—
Cash paid for other operating activities	(7,329)	(5,124)	(6,807)	(4,876)

Sub-total of cash outflows from operating activities	(119,521)	(88,826)	(119,014)	(86,788)

Net cash flows from operating activities	172,252	174,372	171,093	179,572

Bai Tao	Hu Jin	Li Mingguang	Hu Jin
Legal Representative	Person in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

Cash flow statement for the first quarter of 2023 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
	2023	2022	2023	2022
ITEMS	Group	Group(i)	Company	Company
2 Cash flows from investing activities
Cash received from sales and redemption of investments	364,492	347,132	355,245	315,762
Cash received from investment income	44,897	45,531	44,712	44,897
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	20	27	20	27
Net cash received from the disposal of subsidiaries and other business units	30	—	34	—

Sub-total of cash inflows from investing activities	409,439	392,690	400,011	360,686

Cash paid for investments	(464,012)	(342,774)	(448,161)	(328,677)
Net increase in policy loans	(2,201)	(5,666)	(2,201)	(5,666)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(722)	(554)	(445)	(435)
Net cash paid from securities purchased under agreements to resell	(2,238)	(29,277)	(2,698)	(18,488)
Net cash paid for the acquisition of subsidiaries and other business units	(1,951)	(127)	(1,963)	(304)

Sub-total of cash outflows from investing activities	(471,124)	(378,398)	(455,468)	(353,570)

Net cash flows from investing activities	(61,685)	14,292	(55,457)	7,116

Bai Tao	Hu Jin	Li Mingguang	Hu Jin
Legal Representative	Person in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

Cash flow statement for the first quarter of 2023 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months ended 31 March		For the three months ended 31 March
	2023	2022	2023	2022
ITEMS	Group	Group(i)	Company	Company
3 Cash flows from financing activities
Cash received from investment	7,019	—	—	—
Including: Cash received from the investment of non-controlling interests by subsidiaries	7,019	—
Cash received from borrowings	18	—	—	—
Cash received from other financing activities	750	—	—	—

Sub-total of cash inflows from financing activities	7,787	—	—	—

Cash repaid to lenders	(139)	(69)	—	—
Cash paid for dividends and interests and repaid for lenders	(3,318)	(3,103)	(2,063)	(2,375)
Net cash paid for securities sold under agreements to repurchase	(69,376)	(159,695)	(73,503)	(161,829)
Cash paid for other financing activities	(237)	(3,864)	(181)	(231)

Sub-total of cash outflows from financing activities	(73,070)	(166,731)	(75,747)	(164,435)

Net cash flows from financing activities	(65,283)	(166,731)	(75,747)	(164,435)

4 Effect of changes in foreign exchange rate on cash and cash equivalents	(36)	(28)	(27)	(16)

5 Net increase in cash and cash equivalents	45,248	21,905	39,862	22,237

Add: Opening balance of cash and cash equivalents	127,594	60,459	119,036	53,593

6 Closing balance of cash and cash equivalents	172,842	82,364	158,898	75,830

(i)	The financial data of the Group for the first quarter of 2022 have been restated due to a business combination under common control in 2022.

Bai Tao	Hu Jin	Li Mingguang	Hu Jin
Legal Representative	Person in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Commission File Number 001-31914

Notes:

From 1 January 2023 to 31 December 2025, the Company adopts the transition plan for the new accounting standard for insurance contracts. The Company will continue to apply Accounting Standards for Business Enterprises (“ASBE”) No. 25 – Direct Insurance Contracts, ASBE No. 26 – Reinsurance Contracts (Caikuai [2006] No. 3), Regulations on Accounting Treatment Related to Insurance Contracts (Caikuai [2009] No. 15), ASBE No. 22 – Recognition and Measurement of Financial Instruments, ASBE No. 23 – Transfer of Financial Assets, ASBE No. 24 – Hedging (Caikuai [2006] No. 3) and ASBE No. 37 – Presentation of Financial Instruments (Caikuai [2014] No. 23) in mainland China.

The following additional disclosures are related financial information prepared in accordance with ASBE No. 25 – Insurance Contracts (Caikuai [2020] No. 20), ASBE No. 22 – Recognition and Measurement of Financial Instruments (Caikuai [2017] No. 7), ASBE No. 23 – Transfer of Financial Assets (Caikuai [2017] No. 8), ASBE No. 24 – Hedge Accounting (Caikuai [2017] No. 9) and ASBE No. 37 – Presentation of Financial Instruments (Caikuai [2017] No. 14) (the “new standards”) by the Company for the first quarter of 2023.

Balance sheet under new standards as at 31 March 2023 (unaudited)

	RMB million (Unless otherwise stated)
ASSETS	As at 31 March 2023 Group	As at 31 December 2022(i) Group
Assets
Cash fund	174,455	128,956
Financial assets at fair value through profit or loss	N/A	223,790
Securities purchased under agreements to resell	41,127	38,533
Interest receivables	N/A	49,438
Term deposits	477,113	485,567
Held-for-trading financial assets	1,438,449	N/A
Debt investments	226,253	N/A
Other debt investments	2,410,659	N/A
Other equity instrument investments	124,588	N/A
Loans	N/A	342,083
Available-for-sale financial assets	N/A	1,738,108
Held-to-maturity investments	N/A	1,574,204
Reinsurance contract assets	23,833	24,096
Long-term equity investments	265,336	262,488
Statutory deposits	6,515	6,333
Investment properties	13,091	13,193
Fixed assets	48,439	49,052
Constructions in progress	5,032	5,025
Right-of-use assets	1,663	1,810
Intangible assets	8,443	8,532
Deferred tax assets	7,741	46,126
Other assets	13,949	12,734

Total Assets	5,286,686	5,010,068

Commission File Number 001-31914

Balance sheet under new standards as at 31 March 2023 (unaudited) (continued)

	RMB million (Unless otherwise stated)
LIABILITIES AND EQUITY	As at 31 March 2023 Group	As at 31 December 2022(i) Group
Liabilities
Short-term borrowings	18	—
Financial liabilities at fair value through profit or loss	N/A	3,344
Held-for-trading financial liabilities	4,946	N/A
Securities sold under agreements to repurchase	79,628	148,958
Premiums received in advance	1,996	49,654
Salary and welfare payable	11,437	12,075
Taxes payable	1,553	942
Long-term borrowings	12,646	12,774
Bonds payable	34,997	34,997
Insurance contract liabilities	4,518,873	4,266,947
Reinsurance contract liabilities	144	160
Lease liabilities	1,459	1,569
Deferred tax liabilities	76	272
Other liabilities	112,973	103,403

Total Liabilities	4,780,746	4,635,095

Equity
Share capital	28,265	28,265
Capital reserve	53,585	53,554
Accumulated other comprehensive income	(48,260)	(112,110)
Surplus reserve	105,160	105,160
General reserve	52,452	52,429
Retained earnings	305,417	238,723

Attributable to equity holders of the Company	496,619	366,021

Non-controlling interests	9,321	8,952

Total equity	505,940	374,973

Total liabilities and equity	5,286,686	5,010,068

Commission File Number 001-31914

Income statement under new standards for the first quarter of 2023 (unaudited)

	RMB million (Unless otherwise stated)
ITEMS	For the three months ended 31 March 2023 Group	For the three months ended 31 March 2022(i) Group
1 Operating income	109,609	92,574
Insurance revenue	47,183	46,110
Interest income	30,239	N/A
Investment income	17,398	51,284
Including: Share of profit of associates and joint ventures	3,209	2,916
Net gains from the derecognition of financial assets measured at amortised cost	—	N/A
Other gains	96	62
Fair value gains/(losses)	12,810	(6,997)
Foreign exchange gains/(losses)	2	171
Other operating income	1,866	1,935
Gains/(losses) on disposal of assets	15	9

2 Operating expenses	(77,612)	(76,012)
Insurance service expenses	(31,160)	(34,431)
Allocation of reinsurance premiums paid	(1,738)	(1,377)
Less: Amounts recovered from reinsurers	1,607	1,394
Insurance finance income/(expenses) from insurance contracts issued	(41,522)	(34,682)
Less: Reinsurance finance income/(expenses) from reinsurance contracts held	155	145
Interest expenses	(670)	N/A
Underwriting and policy acquisition costs	(388)	(355)
Tax and surcharges	(229)	(228)
Administrative expenses	(1,384)	(1,413)
Expected credit losses	(193)	N/A
Other impairment losses	—	N/A
Impairment losses	N/A	(2,511)
Other operating expenses	(2,090)	(2,554)

Commission File Number 001-31914

Income statement under new standards for the first quarter of 2023 (unaudited) (continued)

	RMB million (Unless otherwise stated)
ITEMS	For the three months ended 31 March 2023 Group	For the three months ended 31 March 2022(i) Group
3 Operating profit	31,997	16,562

Add: Non-operating income	12	14
Less: Non-operating expenses	(99)	(74)

4 Profit before income tax	31,910	16,502

Less: Income tax expenses	(4,210)	(789)

5 Net profit	27,700	15,713

According to operating continuity:
– Net profit from continuing operations	27,700	15,713
According to ownership of the company:
– Equity holders of the Company	27,348	15,365
– Non-controlling interests	352	348
6 Earnings per share
Basic earnings per share	RMB0.98	RMB0.56
Diluted earnings per share	RMB0.98	RMB0.56

Commission File Number 001-31914

Income statement under new standards for the first quarter of 2023 (unaudited) (continued)

	RMB million (Unless otherwise stated)
ITEMS	For the three months ended 31 March 2023 Group	For the three months ended 31 March 2022(i) Group
7 Other comprehensive income	3,108	(16,223)

Other comprehensive income attributable to equity holders of the Company (net of tax)	3,098	(16,084)
Other comprehensive income that may be reclassified to profit or loss	2,609	(15,871)
Other comprehensive income that may be reclassified to profit or loss under the equity method	191	(394)
Changes in fair value on other debt investments	3,857	N/A
Allowance for credit losses on other debt investments	138	N/A
Exchanges differences on translating foreign operations	(81)	(103)
Financial changes in insurance contracts that may be reclassified to profit or loss	(1,309)	22,308
Financial changes in reinsurance contracts that may be reclassified to profit or loss	(187)	(42)
Fair value gains/(losses) on available-for-sale financial assets	N/A	(33,208)
Less: Amount transferred to net profit from other comprehensive income	N/A	(4,432)
Other comprehensive income that will not be reclassified to profit or loss	489	(213)
Other comprehensive income that may not be transferred to profit or loss under the equity method	9	(213)
Changes in fair value on other equity instruments investments	779	N/A
Financial changes in insurance contracts that will not be reclassified to profit or loss	(299)	–
Other comprehensive income attributable to non-controlling interests (net of tax)	10	(139)

8 Total Comprehensive income	30,808	(510)

– Attributable to equity holders of the Company	30,446	(719)
– Attributable to non-controlling interests	362	209

(i)

For comparative information on insurance contracts, the Company has restated and presented financial information in accordance with ASBE No. 25 – Insurance Contracts (Caikuai [2020] No. 20). For comparative information on financial instruments, the Company has chosen not to restate financial information in accordance with ASBE No. 22 – Recognition and Measurement of Financial Instruments (Caikuai [2017] No. 7).

Commission File Number 001-31914

This announcement is published in both Chinese and English. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie

Beijing, China

27 April 2023